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Chris Fontenot · 2nd

CEO/Founder at Our Life Foods

Portland, Oregon Metropolitan Area · 500+ connections ·

Contact info

 Our Life Foods

 University of Louisiana at Monroe

Highlights



1 mutual connection
You and Chris both know Sandra Crawford

About

My story starts in the heart of Cajun country in my hometown of Eunice, Louisiana. I grew up surrounded by great food, family, friends, and within a culture like no other.

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Activity

2,746 followers

 **Hot sauces (among others) may or may not be on our list to create :) And yep....**
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 **Lol** 💰💰💰
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 ✔️**launched all A Cajun Life products in stop and shop this fall** ✔️✔️ **expanded...**
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43 Reactions · 10 Comments

 **When you officially find out the POs you received are for a nationwide...**
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Experience

 **Our Life Foods**
4 yrs 2 mos

CEO/Founder
Aug 2019 – Present · 1 yr 5 mos
Damascus. OR

President/Founder
Nov 2016 – Present · 4 yrs 2 mos
Portland, Oregon Area

Our Life Foods is a fledgling CPG company that was born out of the expansion of its original brand, A Cajun Life. With a pipeline of innovation in the works and license deals created, more products and brands will round out the portfolio of this new and growing company.



Owner

Swamp Pop LLC · Self-employed

Dec 2019 – Present · 1 yr 1 mo

Lafayette, Louisiana

Manufacturer of craft beverages made with 100% natural colors and flavors and pure Louisiana Cane sugar. Swamp Pop Premium Sugarcane Sodas offer a unique taste of life in Louisiana. Our one-of-a-kind drinks celebrate our great state's rich flavor heritage and proud history of sugarcane farming. We selected natural flavors from our Louisiana upbringing, and then sweetened them the old fashioned way - with cane sugar grown right here in our home state. The result? Some of the tastiest sodas around. So grab an ice cold Swamp Pop and "Laissez Les Pop Tops Rouler".

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Owner

A Cajun Life LLC

Apr 2012 – Present · 8 yrs 9 mos

Damascus, OR

Owner of a Cajun Lifestyle company originally started as a food cart, grew to 4 restaurants, and now a growing CPG line of products including Cajun Seasoning, mixes, and boxed meals. We are currently aggressively expanding into additional retail and wholesale distributors nationwide while simultaneously expanding our portfolio of items.



The Hershey Company

9 yrs 5 mos

Customer Sales Executive Albertsons/Safeway Northwest

Jan 2015 – Sep 2015 · 9 mos

Portland, Oregon Area

Responsible for profitably growing Hershey's business within the 2nd largest Albertsons and Safeway division with approx $60M in annual sales through simulating and planning of incremental volume, pre and post program analysis, and displaying core competencies and behaviors. I judiciously manage and allocate trade funds in order to help achieve assigned objective/plan, net sales, market share, and sales activity margins. I develop and provide resources including category analysis and consumer insights to ensure the retail team can effectively and efficiently complete the tasks needed to reach store level sales plans.

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Customer Sales Executive - West Coast

May 2010 – Jan 2015 · 4 yrs 9 mos

Portland, Oregon Area

Responsible for $35M territory managing and growing Hershey sales through Specialty Channels on the west coast. Customers consist of Vending, Concession, Fundraising and Specialty Retailers. Specialty Retailers are locations where one would not traditionally consider the placement of candy, i.e. Amazon.com, Drugstore.com, Old Navy, Fo ...see more

District Sales Supervisor

May 2006 – May 2010 · 4 yrs 1 mo

Responsible for hiring, training, and leading team of 13 Retail Sales Merchandisers to ensure maximum market and dollar share within assigned territory. Responsible for approximately $35 MM in yearly sales across all Classes of Trade. Ensure team was effectively routed to maximize time in store and number of calls made.Engage in Performance Manage ...see more

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Territory Manager

REPS, LTD

Jun 2005 – Apr 2006 · 11 mos

Coordinated and executed all assigned product activities within the 35 stores assigned to my territory. Ensured all projects were organized and completed within allotted the time constraints. Ensured out of stocks were corrected. Utilized relationships I developed to effectively gain additional shelf space and product recommendations. Responsible for monitoring expenses within my territory in order to maximize profit margins on P & L reports. Effectively converted a territory with a downward sales trend into one with an upward sales trend in all assigned products. Hired, managed, and trained all Territory Assistants in time management, public relations, product knowledge, and company procedures.

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AEO

Assistant Manager

American Eagle Outfitters

Dec 2004 – Jun 2005 · 7 mos

Monroe, Louisiana Area

Directly managed and lead a team of 25. Effectively assisted in increasing sales by 60% and increasing sales within my department of responsibility by 20%. Coordinated team effort in achieving daily sales and conversion goals. Planned, mapped, and executed all floor changes as well as maintained weekly payroll and scheduling needs.
Utilized checklists and graphs for all day-to-day activities. Hired and trained new employees on selling techniques, company policies, and daily routines.

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Marketing Director
TPC Diamond Imports
Apr 2003 – Dec 2004 · 1 yr 9 mos
Monroe, Louisiana Area

Directly responsible for all marketing activity within the company. Effectively launched several programs that aided in the growth of the company. Programs resulted in approximately 25% sales increase.
Turned prospective customers into clients through cold calling. Responsible for developing customers into one that was profitable for the business.

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Education



University of Louisiana at Monroe
BBA, Marketing
2000 – 2003
Activities and Societies: Pi Sigma Epsilon



Eunice High School
1996 – 2000